Exhibit (a)(5)(vii)

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this Tender Offer Statement, unless defined below. As used in this unaudited pro forma combined financial information, “dMY VI” refers to dMY Technology Group, Inc. VI and “Rainwater Tech” refers to Rain Enhancement Technologies, Inc., prior to the Business Combination.

The unaudited pro forma combined financial information has been prepared in accordance with Article 11 of Regulation S-X and presents the combination of the historical financial information of dMY VI and Rainwater Tech, adjusted to give effect to the Business Combination and the other events contemplated by the Share Purchase Agreement.

The unaudited pro forma combined financial statements are based on the dMY VI’s and Rainwater Tech’s historical financial statements, as adjusted to give effect to the business combination under the acquisition method of accounting in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”). The unaudited pro forma combined statement of operations for the year ended December 31, 2022 gives effect to the business combination as if it had occurred on January 1, 2022, the beginning of the earliest period presented. The unaudited pro forma combined balance sheet as of December 31, 2022 gives effect to the business combination as if it had been consummated on December 31, 2022. The business combination will be accounted for as an acquisition under ASC 805, pursuant to which dMY VI will be treated as the accounting acquirer and Rainwater Tech as the acquiree. This determination was primarily based on existing dMY VI shareholders maintaining voting control of the Combined Company.

The unaudited pro forma combined financial information and accompanying notes have been derived from and should be read in conjunction with:

•

the historical audited financial statements of dMY VI as of December 31, 2022 and for the year ended December 31, 2022 and the related notes, which are included in dMY VI’s Annual Report on Form 10-K filed with the SEC on March 3, 2023 (the “dMY VI 2022 10-K”), which are included elsewhere in this Tender Offer Statement;

•

the historical audited financial statements of Rainwater Tech as of December 31, 2022 and for the period from November 10, 2022 (inception) through December 31, 2022 and the related notes, which are included elsewhere in this Tender Offer Statement;

•	other information relating to dMY VI and Rainwater Tech contained in this Tender Offer Statement, including the Share Purchase Agreement and the description of certain terms thereof.

The unaudited pro forma combined financial information should also be read together with the sections of the dMY VI audited annual financial statements as of December 31, 2022, the financial statements of Rainwater Tech as of December 31, 2022 and the section of this Tender Offer Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as other financial information included elsewhere in this Tender Offer Statement.

Share Purchase Agreement

Pursuant to the Share Purchase Agreement, at the closing of the transactions (the “Transactions”) contemplated thereby (i) the Sellers will sell and transfer to the Purchaser 1,700 shares of common stock of Rainwater Tech (the “Transferred Equity Interests”) , each share of which is exchanged for 100 shares of Class A Common Stock of dMY VI and $790 in cash per share of common stock of Rainwater Tech and (ii) Rainwater Tech will issue and sell and transfer to the Purchaser additional shares of common stock of Rainwater Tech (the “Issued Equity Interests”, together with the Transferred Equity Interests, the “Purchased Equity Interests”) for an aggregate amount of cash equal to the amount in deposit in dMY VI’s Trust Account after consummation of a redemption tender offer, minus the transaction costs and expenses incurred by dMY VI and Rainwater Tech in connection with the Business Combination, plus the amount of any PIPE Investment (the “Cash Consideration”). The Transaction is fully disclosed in the Current Report on Form 8-K filed with the SEC on December 22, 2022.

Business Combination Consideration

Each of the 1,700 shares of Rainwater Tech common stock will be exchanged for 100 dMY VI shares of Common Stock and $790 in cash per share. dMY VI will issue 170,000 (1,700 Rainwater Tech shares * 100) dMY VI shares of Common Stock, which for purposes of the Share Purchase Agreement was valued at $10.00 per share, or $1.7 million and $1.3 million (1,700 Rainwater Tech shares * $790) in cash.

Accounting for the Business Combination

Under the acquisition method of accounting, the acquired tangible and intangible assets and assumed liabilities are recognized based on their estimated fair values as of the business combination closing date. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed as of December 31, 2022 and have been prepared to illustrate the estimated effect of the business combination.

dMY VI may recognize a deferred tax benefit as a result of the acquisition. Due to the acquisition, a temporary difference between the book and the tax basis for the intangible assets acquired may be created resulting in a deferred tax liability and additional goodwill. No deferred tax benefit was recorded in the combined pro formas.

The purchase price allocation is dependent upon certain valuation and other studies that have not yet been completed. Accordingly, the pro forma purchase price allocation is subject to further adjustments as additional information becomes available and as additional analyses and final valuations are conducted following the completion of the business combination. There can be no assurances that these additional analyses and final valuations will not result in significant changes to the estimates of fair value set forth below.

The following is the preliminary estimate of the fair value of the assets acquired, liabilities assumed, and ensuing goodwill identified, reconciled to the purchase price transferred:

Cash	$100,000
Construction in-process equipment	104,052
Intangible assets	116,750
Accounts payable	(220,150)
Accrued expenses	(143,750)
Due to related parties	(170,386)
Franchise tax payable	(225)
Goodwill	3,256,709

Consideration	$3,043,000

Consideration:
170,000 dMY VI Common Shares	$1,700,000
Cash	1,343,000

$3,043,000

The following shows the effect of a change in share price on the amount of consideration and goodwill:

Change in Stock Price	Stock Price	Consideration	Goodwill
10% increase	$11.00	$3,213,000	3,426,709
10% decrease	$9.00	$2,873,000	3,086,709
20% increase	$12.00	$3,383,000	3,596,709
20% decrease	$8.00	$2,703,000	2,916,709
30% increase	$13.00	$3,553,000	3,766,709
30% decrease	$7.00	$2,533,000	2,746,709
50% increase	$15.00	$3,893,000	4,106,709
50% decrease	$5.00	$2,193,000	2,406,709

dMY VI has been determined to be the accounting acquirer based on dMY VI’s existing shareholders having a majority of the voting power of the Combined Company.

Basis of Pro Forma Presentation

The unaudited pro forma combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The adjustments in the unaudited pro forma combined financial information have been identified and presented to provide relevant information necessary for an illustrative understanding of the Combined Company upon consummation of the Business Combination and the other events contemplated by the Share Purchase Agreement in accordance with GAAP.

Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma combined financial information are described in the accompanying notes. The unaudited pro forma combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination occurred on the dates indicated, and does not reflect adjustments for any anticipated synergies, operating efficiencies, tax savings or cost savings. Any cash proceeds remaining after the consummation of the Business Combination and the other events contemplated by the Share Purchase Agreement are expected to be used for general corporate purposes. Further, the unaudited pro forma combined financial information does not purport to project the future operating results or financial position of the Combined Company following the consummation of the Business Combination. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of the unaudited pro forma combined financial information and are subject to change as additional information becomes available and analyses are performed. dMY VI and Rainwater Tech have not had any historical relationship prior to the transactions discussed in this Tender Offer Statement. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma combined financial information contained herein assumes that the dMY VI shareholders approve the Business Combination. Pursuant to dMY VI’s Amended and Restated Certificate of Incorporation, the dMY VI public shareholders may elect to redeem their dMY VI shares of Common Stock upon the closing of the Business Combination for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the dMY VI Trust Account. dMY VI cannot predict how many of its public shareholders will exercise their right to redeem their dMY VI shares of Common Stock for cash. Therefore, the unaudited pro forma combined financial information present two redemption scenarios as follows:

•	Scenario 1: Assuming No Redemptions—this scenario assumes that no public shareholders of dMY VI exercise redemption rights with respect to their public shares; and

•

Scenario 2: Assuming Maximum Redemptions—this scenario assumes that 22,326,253 dMY VI shares of Common Stock are redeemed at approximately $10.14 per share for an aggregate payment of approximately $226.5 million (includes market appreciation and interest on the marketable securities and/or balances held in the Trust Account). The maximum redemption amount is derived on the basis that the Combined Company has a minimum net tangible asset of $5,000,001, after giving effect to payments to redeeming stockholders. Scenario 2 includes all adjustments contained in Scenario 1 and presents additional adjustments to reflect the effect of the maximum redemption.

Assuming no redemptions, the pro forma amount of cash per share of Class A Common Stock, which we calculate as the amount of pro forma cash after giving effect to the Business Combination divided by the number of shares of Class A Common Stock outstanding after giving effect to the Business Combination (but without giving effect to the exercise of any warrants, other than penny warrants on 100,000 shares of Common Stock) is US$7.73 per share. Assuming maximum redemptions, the pro forma amount of cash per share of Class A Common Stock would be US$1.11 per share.

Upon the consummation of the Offer, we plan to use the cash available from the funds held in the Trust Account to purchase the shares of Common Stock validly tendered and not properly withdrawn pursuant to the Offer, and the balance will be released to us to fund our working capital and the growth of Rainwater Tech. The trust fund balance at Closing is estimated to be approximately $247,100,000, assuming no redemptions and excluding payment of transaction expenses and Seller Cash Consideration. Assuming all of the 24,150,000 shares are tendered for redemption, the remaining balance will be further reduced to $0. dMY VI intends to enter into Subscription Agreements (as defined in the Share Purchase Agreement) with PIPE Investors, pursuant to which, among other things, the PIPE Investors will agree to purchase from dMY VI, and not in the open market, certain shares of Common Stock immediately prior to the consummation of the Business Combination at a cash purchase price of $10.00 per share. However, there is no guarantee that additional financing will be provided and if the conditions to the Offer are not satisfied and if accepting all properly submitted redemption requests would cause our net tangible assets to be less than $5,000,001, we will not be able to access the funds held in the Trust Account and thus will need to terminate or extend the Offer.

The two redemption scenarios assumed in the unaudited pro forma combined balance sheet and statement of operations do not include adjustments for the outstanding warrants issued in connection with dMY VI’s initial public offering, as such securities are not exercisable until 30 days after the Closing.

The following summarizes the pro forma shares of Common Stock issued and outstanding immediately after the

Business Combination:

	Assuming No Redemptions		Assuming Maximum Redemptions
	Shares	%	Number	%
dMY VI Public shareholders	24,150,000	79.3%	1,823,747	22.3%
dMY VI Founders	6,037,500	19.8%	6,037,500	74.4%
Penny warrants	100,000	0.3%	100,000	1.2%
Rainwater Tech equityholders	170,000	0.6%	170,000	2.1%

Shares outstanding	30,457,500	100.0%	8,131,247	100.0%

If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma combined financial information will be different and those changes could be material.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2022

	December 31, 2022	December 31, 2022	Transaction Accounting Adjustments (Assuming No Redemptions) (Note 2)		Pro Forma Combined (Assuming No Redemptions)	Additional Transaction Accounting Adjustments (Assuming Maximum Redemptions) (Note 2)		Pro Forma Combined (Assuming Maximum Redemptions)
	dMY VI (Historical)	Rainwater Tech (Historical)
ASSETS
Current assets
Cash	$1,128	$100,000	$244,961,644	(a)	$235,472,810	$(226,462,759)	(h)	$9,010,051
			(7,951,678)	(d)
			(1,343,000)	(f)
			(295,284)	(g)
Prepaid expenses and other assets	216,128	—	—		216,128	—		216,128

Total current assets	217,256	100,000	235,371,682		235,688,938	(226,462,759)		9,226,179
Marketable securities held in Trust Account	244,961,644	—	(244,961,644)	(a)	—	—		—
Construction in-process equipment	—	104,052	—		104,052	—		104,052
Intangible assets	—	116,750	—		116,750	—		116,750
Goodwill	—	—	3,256,709	(f)	3,256,709	—		3,256,709

Total assets	$245,178,900	$320,802	$(6,333,253)		$239,166,449	$(226,462,759)		$12,703,690

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$683,488	$220,150	$—		$903,638	$—		$903,638
Accounts payable—related party	36,447	—	—		36,447	—		36,447
Accrued expenses	2,083,531	143,750	(2,083,531)	(d)	143,750	—		143,750
Convertible working capital loans—related party	295,284	—	(295,284)	(g)	—	—		—
Due to related parties	—	170,386	—		170,386	—		170,386
Franchise tax payable	204,456	225	—		204,681	—		204,681
Income tax payable	680,665	—	—		680,665	—		680,665

Total current liabilities	3,983,871	534,511	(2,378,815)		2,139,567	—		2,139,567
Derivative liabilities	2,079,550	—	111,110	(c)	2,190,660	—		2,190,660
Deferred underwriting commissions	—	—	—		—	—		—

Total liabilities	6,063,421	534,511	(2,267,705)		4,330,227	—		4,330,227

Commitments and contingencies
Class A common shares subject to possible redemption	243,922,084	—	(243,922,084)	(b)	—	—		—
Stockholders’ equity (deficit)
Common stock	—	—	2,415	(b)	3,046	(2,233)	(h)	813
			631	(f)
Common stock—Class A	—	—	—		—	—		—
Common stock—Class B	604	—	(604)	(f)	—	—		—
Additional paid-in capital	—	1,070,125	243,919,669	(b)	245,081,374	(226,460,526)	(h)	18,620,848
			(1,822,102)	(e)
			1,913,682	(f)

Accumulated deficit	(4,807,209)	(1,283,834)	(111,110)	(c)	(10,248,198)	—		(10,248,198)
			(5,868,147)	(d)
			1,822,102	(e)

Total stockholders’ equity (deficit)	(4,806,605)	(213,709)	239,856,536		234,836,222	(226,462,759)		8,373,463

Total liabilities and stockholders’ equity (deficit)	$245,178,900	$320,802	$(6,333,253)		$239,166,449	$(226,462,759)		$12,703,690

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE PERIOD ENDED DECEMBER 31, 2022

	Year Ended December 31, 2022	For the Period From November 10, 2022 (Inception) Through December 31, 2022	Transaction Accounting Adjustments (Assuming No Redemptions) (Note 2)		Year Ended December 31, 2022	Additional Transaction Accounting Adjustments (Assuming Maximum Redemptions) (Note 2)	Year Ended December 31, 2022
					Pro Forma Combined (Assuming No Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
	dMY VI (Historical)	Rainwater Tech (Historical)
Expenses
General and administrative	$3,702,578	$1,283,609	$5,558,147	(aa)	$10,544,334	$—	$10,544,334
Franchise tax expenses	203,894	225	—		204,119	—	204,119

Total expenses	3,906,472	1,283,834	5,558,147		10,748,453	—	10,748,453
Operating loss	(3,906,472)	(1,283,834)	(5,558,147)		(10,748,453)	—	(10,748,453)
Other income (expense)
Change in fair value of derivative warrant liabilities	23,079,950	—	—		23,079,950	—	23,079,950
Change in fair value of derivative liabilities -working capital loan option	2,503	—	—		2,503	—	2,503
Gain from extinguishment of deferred underwriting commissions	8,452,500	—	—		8,452,500	—	8,452,500
Interest expense	(2,787)	—	—		(2,787)	—	(2,787)
Interest income on operating account	33	—	—		33	—	33
Interest income from investments held in Trust Account	3,446,418	—	(3,446,418)	(bb)	—	—	—

Total other income (expense)	34,978,617	—	(3,446,418)		31,532,199	—	31,532,199
Net income (loss) before income taxes	31,072,145	(1,283,834)	(9,004,565)		20,783,746	—	20,783,746
Income tax expense	680,665	—	—		680,665	—	680,665

Net income (loss)	$30,391,480	$(1,283,834)	$(9,004,565)		$20,103,081	$—	$20,103,081

Weighted average Class A common shares outstanding, basic and diluted	24,150,000
Basic and diluted net income per Class A common share	$1.01
Weighted average Class B common shares outstanding, basic and diluted	6,037,500
Basic and diluted net income per Class B common share	$1.01
Basic and diluted net loss per common share		$(1,485.92)
Basic and diluted weighted average common shares outstanding		864
Basic and diluted net income per share					$0.66		$2.47

Basic and diluted weighted average shares outstanding					30,457,500		8,131,247

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1.	Basis of Presentation

The unaudited pro forma combined financial statements are based on the dMY VI’s and Rainwater Tech’s historical financial statements, as adjusted to give effect to the business combination under the acquisition method of accounting in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”). The unaudited pro forma combined statement of operations for the year ended December 31, 2022 gives effect to the business combination as if it had occurred on January 1, 2022, the beginning of the earliest period presented. The unaudited pro forma combined balance sheet as of December 31, 2022 gives effect to the business combination as if it had been consummated on December 31, 2022. The business combination will be accounted for as an acquisition under ASC 805, pursuant to which dMY VI will be treated as the accounting acquirer and Rainwater Tech as the acquiree. This determination was primarily based on existing dMY VI shareholders maintaining voting control of the Combined Company.

The unaudited pro forma combined financial information and accompanying notes have been derived from and should be read in conjunction with:

•

the historical audited financial statements of dMY VI as of December 31, 2022 and for the year ended December 31, 2022 and the related notes, which are included in dMY VI’s Annual Report on Form 10-K filed with the SEC on March 3, 2023 (the “dMY VI 2022 10-K”), which are included elsewhere in this Tender Offer Statement;

•

the historical audited financial statements of Rainwater Tech as of December 31, 2022 and for the period from November 10, 2022 (inception) through December 31, 2022 and the related notes, which are included elsewhere in this Tender Offer Statement;

•	other information relating to dMY VI and Rainwater Tech contained in this Tender Offer Statement, including the Share Purchase Agreement and the description of certain terms thereof.

The unaudited pro forma combined financial information should also be read together with the sections of the dMY VI audited annual financial statements as of December 31, 2022, the financial statements of Rainwater Tech as of December 31, 2022 and the section of this Tender Offer Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as other financial information included elsewhere in this Tender Offer Statement.

dMY VI management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the Business Combination are based on information available as of the date of this Offer to Purchase and certain assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited pro forma adjustments, which are described in these notes, may be revised as additional information becomes available and is evaluated. Therefore, the actual adjustments may materially differ from the pro forma adjustments that appear in this Offer to Purchase. The unaudited pro forma combined financial information does not reflect the income tax effects of the pro forma adjustments as based on the statutory rate in effect for the historical periods presented, as management believes income tax adjustments to not be meaningful given the combined entity incurred significant losses during the historical periods presented. dMY VI management considers this basis of presentation to be reasonable under the circumstances.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

2.	Transaction Accounting Adjustments to Unaudited Pro Forma Combined Financial Information

Transaction Accounting Adjustments to Unaudited Pro Forma Combined Balance Sheet

The transaction accounting adjustments included in the unaudited pro forma combined balance sheet as of December 31, 2022, are as follows:

(a) Reflects the liquidation and reclassification of cash and investments held in the Trust Account (as defined in this Offer to Purchase) that became available for general corporate use following the Business Combination.

(b) Reflects the transfer of dMY VI’s shares of Class A Common Stock subject to possible redemptions as of December 31, 2022 to permanent equity.

(c) As of December 31, 2022, Rainwater Tech had a total of 1,700 shares of common stock outstanding. Represents fully vested warrants granted on 100,000 shares of common stock with an exercise price of $0.01 per share valued at approximately $111,000 as of December 31, 2022.

(d) Represents preliminary estimated transaction costs to be incurred by dMY VI and Rainwater Tech of approximately $7.9 million and $0.4 million, respectively, (together for an aggregate amount of approximately $8.3 million) for legal, financial advisory and other professional fees. The dMY VI estimated transaction costs include approximately $2.1 million in accrued expenses and approximately $0.3 million in items already paid for and recorded as of December 31, 2022.

For the Rainwater Tech transaction costs:

•	$0.4 million was reflected as a reduction of cash and an increase to accumulated deficit.

For the dMY VI transaction costs:

•	Approximately $7.5 million was reflected as a reduction of cash, approximately $2.1 million as a reduction in accrued expenses and approximately $5.4 million increase in accumulated deficit.

•

The amount of total estimated dMY VI transaction costs recognized by dMY VI prior to January 1, 2022 was not material and the amount recognized in 2022 was approximately $2.7 million (approximately $0.3 million was paid for in 2022). The costs expensed through accumulated deficit are included in the unaudited pro forma combined statement of operations for the period ended December 31, 2022.

(e) Reflects the elimination of Rainwater Tech’s accumulated deficit of approximately $1.8 million to additional paid-in capital.

(f) Reflects the recapitalization of equity as a result of the Business Combination, in which 1,700 Rainwater Tech Shares and 6,037,500 shares of dMY VI’s Class B common stock will be exchange into 170,000 and 6,037,500 shares of dMY VI’s Class A common stock, respectively, and the consideration of 1)170,000 (1,700 Rainwater Tech shares * 100) dMY VI shares of Common Stock, which for purposes of the Share Purchase Agreement was valued at $10.00 per share, or $1.7 million, and $1.3 million (1,700 Rainwater Tech shares * $790) in cash.

(g) Reflects the repayment of working capital loans of approximately $295,000 upon closing of the Transaction.

(h) Reflects the maximum redemption of 22,326,253 dMY VI shares of Class A Common Stock at a redemption price of approximately $10.14 per share, totaling approximately $226.5 million (includes market appreciation and interest on the marketable securities and/or balances held in the Trust). The maximum redemption amount is derived on the basis that the Combined Company has a minimum net tangible asset of $5,000,001, after giving effect to payments to redeeming stockholders.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Upon the consummation of the Offer, we plan to use the cash available from the funds held in the Trust Account to purchase the shares of Common Stock validly tendered and not properly withdrawn pursuant to the Offer, and the balance will be released to us to fund our working capital and the growth of Rainwater Tech. The trust fund balance at Closing is estimated to be approximately $247,100,000, assuming no redemptions and excluding payment of transaction expenses and Seller Cash Consideration. Assuming all of the 24,150,000 shares are tendered for redemption, the remaining balance will be further reduced to $0. dMY VI intends to enter into Subscription Agreements (as defined in the Share Purchase Agreement) with PIPE Investors, pursuant to which, among other things, the PIPE Investors will agree to purchase from dMY VI, and not in the open market, certain shares of Common Stock immediately prior to the consummation of the Business Combination at a cash purchase price of $10.00 per share. However, there is no guarantee that additional financing will be provided and if the conditions to the Offer are not satisfied and if accepting all properly submitted redemption requests would cause our net tangible assets to be less than $5,000,001, we will not be able to access the funds held in the Trust Account and thus will need to terminate or extend the Offer.

Transaction Accounting Adjustments to Unaudited Pro Forma Combined Statement of Operations

The transaction accounting adjustments included in the unaudited pro forma combined statement of operations for the period ended December 31, 2022 are as follows:

(aa) Reflects an adjustment for the transaction costs as if the Business Combination had been consummated on January 1, 2022. The total transaction costs of approximately $8.3 million were reduced by the following already expensed items; 1) approximately $2.1 million in accrued expenses, and 2) approximately $0.3 million in other items already paid for in 2022. The $5.6 million pro forma adjustment represents the unexpensed transaction costs of approximately $5.1 million for dMY VI and $0.4 million for Rainwater Tech. The following table shows the total unexpensed transaction costs for both dMY VI and Rainwater Tech:

Consulting	$1,558,500
Legal	1,205,127
D&O insurance	1,200,000
Financial advisory	1,000,000
Accounting	514,554
Regulatory fees	79,966

$5,558,147

(bb) Reflects an adjustment to eliminate interest and other investment income related to the dMY VI Trust Account.

3.	Loss per Share

Represents the net loss per share calculated using the historical weighted average shares of dMY VI Common Stock outstanding, and the issuance of additional shares in connection with the Business Combination and other related events, assuming the shares were outstanding since January 1, 2022. As the Business Combination and other related events are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable in connection with the Business Combination have been outstanding for the entire period

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

presented. No unexercised warrants (other than penny warrants on 100,000 shares of Common Stock) were included in the earnings per share calculation as they would be anti-dilutive.

	Assuming No Redemptions	Assuming Maximum Redemptions
Year Ended December 31, 2022
Pro forma net income	$20,103,081	$20,103,081
Pro forma weighted average shares outstanding—basic and diluted	30,457,500	8,131,247
Net income per share—basic and diluted	$0.66	$2.47
Pro Forma Weighted Average Shares
dMY VI Public shareholders	24,150,000	1,823,747
dMY VI Founders	6,037,500	6,037,500
Penny warrants	100,000	100,000
Rainwater Tech equityholders	170,000	170,000

Pro forma weighted average shares outstanding, basic and diluted	30,457,500	8,131,247

dMY VI had an aggregate of 18,905,000 warrants outstanding which had no intrinsic value and were anti- dilutive. Additionally, dMY VI had a working capital loan option value at approximately $3,000 as of December 31, 2022.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

dMY VI Related Party Transactions

Founder shares

On April 27, 2021, the Sponsor purchased 7,187,500 shares of the Company’s Class B Common Stock, par value $0.0001 per share, for an aggregate purchase price of $25,000. Shares and the associated amounts have been retroactively restated to reflect: (i) the surrender of 2,156,250 shares of Class B Common Stock for no consideration on September 24, 2021; and (ii) the 1:1.2 stock split on October 4, 2021, resulting in an aggregate of 6,037,500 shares of Class B Common Stock outstanding. The Initial Stockholders agreed to forfeit up to 787,500 founder shares to the extent that the over-allotment option was not exercised in full by the underwriters, so that the founder shares would represent 20% of the Company’s issued and outstanding shares after the Initial Public Offering. The underwriters exercised their over-allotment option in full on October 5, 2021; thus, these 787,500 founder shares were no longer subject to forfeiture.

The Initial Stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the founder shares until the earlier to occur of: (i) one year after the completion of the initial Business Combination and (ii) the date following the completion of the initial Business Combination on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the stockholders having the right to exchange their common stock for cash, securities or other property. Notwithstanding the foregoing, if the closing price of Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, the founder shares will be released from the lockup.

The Sponsor intends to transfer 25,000 founder shares to each of Gabrielle Toledano, Darla Anderson, Becky Ann Hughes and Francesca Luthi, our current directors, upon the completion of our initial business combination, resulting in the Sponsor holding at that time 5,937,500 founder shares.

Private Placement Warrants

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 6,830,000 Private Placement Warrants, at a price of $1.00 per Private Placement Warrant to the Sponsor, generating proceeds of approximately $6.8 million.

Each Private Placement Warrant is exercisable for one whole share of Class A Common Stock at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. Except as set forth below, the Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.

Related Party Loans

Promissory Note

On April 16, 2021, the Sponsor agreed to loan the Company an aggregate of up to $200,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan was non-interest bearing and payable upon the completion of the Initial Public Offering. The Company borrowed approximately $75,000 under the Note and repaid the Note in full on October 4, 2021. As a result, the Note is no longer available as of December 31, 2022 and 2021.